Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
FOR EARTHSTONE ENERGY, INC.

On October 17, 2018, Earthstone Energy, Inc. (“Earthstone”) and Earthstone Energy Holdings, LLC (“EEH”), a subsidiary of Earthstone, entered into a contribution agreement with Sabalo Holdings, LLC (“Sabalo Holdings”), whereby EEH will acquire interests in certain subsidiaries of Sabalo Holdings (the “Contribution Agreement”), for a purchase price of approximately $780 million (the “Sabalo Transaction”). On October 17, 2018, Sabalo Energy, LLC (“Sabalo Energy”), a 99.99% owned subsidiary of Sabalo Holdings, entered into an agreement to acquire certain well-bore interests (the “Shad Assets”) held by Shad Permian, LLC (“Shad”) which was part of a drilling arrangement between Sabalo Energy and Shad Permian, LLC for a purchase price of approximately $170 million (the “Shad Transaction”). The Shad Transaction is expected to close immediately following the closing of the Sabalo Transaction.

Under the Contribution Agreement, Sabalo Holdings will contribute to EEH all of Sabalo Holdings’ membership interests in Sabalo Energy and Sabalo Holdings will also contribute to EEH all of the shares of its subsidiary Sabalo Energy, Inc., which owns 0.01% of the membership interests of Sabalo Energy. All agreements between Sabalo Holdings and its affiliates and Sabalo Energy will be terminated upon closing of the Sabalo Transaction. Sabalo Holdings will retain all of the assets and liabilities held in Sabalo Energy other than the oil and gas mineral rights/working interests (including liabilities held in suspense) and related infrastructure (consisting of well equipment and transportation facilities on its properties) to be sold under the Contribution Agreement, including any underlying working capital (or deficit) or debt (the “Sabalo Assets”).

The Contribution Agreement contains provisions customary in similar transactions including post-effective date cash flows directly related to the properties, title, casualty and environmental matters relating to the leases, representations and warranties of Sabalo Holdings, certain tax provisions, conditions to closing, termination provisions and indemnities.

As previously disclosed in its Current Report on Form 8-K filed on December 27, 2017 with the U.S. Securities and Exchange Commission (the “SEC”), on December 20, 2017, Earthstone closed the sale of its oil and natural gas leases, oil and natural gas wells and associated assets located in the Williston Basin in North Dakota (the “Bakken Sale”), also providing unaudited pro forma condensed combined financial statements giving effect to the Bakken Sale, as required by Item 9.01(b) of Form 8-K.

As previously disclosed in its Current Report on Form 8-K filed on May 12, 2017 with the SEC, on May 9, 2017, Earthstone completed the Contribution Agreement (the “Bold Contribution Agreement”) dated as of November 7, 2016, and as amended on March 21, 2017 (the “Bold Transaction”), by and among the Company, Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), Lynden USA, Inc., a Utah corporation, Lynden USA Operating, LLC, a Texas limited liability company, Bold Energy Holdings, LLC, a Texas limited liability company (“Bold Holdings”), and Bold Energy III LLC, a Texas limited liability company (“Bold”). On June 2, 2017, Earthstone filed a Current Report on Form 8-K/A for the purpose of providing unaudited pro forma condensed combined financial statements giving effect to the Bold Transaction, as required by Item 9.01(b) of Form 8-K.

The unaudited pro forma condensed combined balance sheet does not purport to represent what Earthstone’s financial position would have been had the Sabalo Transaction and Shad Transaction actually been consummated on June 30, 2018, or what Earthstone’s results of operations would have been had the Sabalo Transaction, the Shad Transaction, the Bakken Sale and the Bold Transaction actually been consummated on January 1, 2017. The unaudited pro forma condensed combined financial information is not indicative of Earthstone’s future financial position or results of operations and does not reflect future events that may occur after the Sabalo Transaction and Shad Transaction, including, but not limited to, the anticipated realization of ongoing savings from operating efficiencies, or offsetting unforeseen incremental costs. The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in the Earthstone Annual Report on Form 10-K for the year ended December 31, 2017, Earthstone’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, the audited statement of revenues and direct operating expenses of the Sabalo Assets for the year ended December 31, 2017 and the unaudited interim statement of revenues and direct operating expenses of the Sabalo Assets for the six months ended June 30, 2018 included in this report as Exhibit 99.1, and the audited statement of revenues and direct operating expenses of the Shad Assets for the year ended December 31, 2017 and the unaudited interim statement of revenues and direct operating expenses of the Shad Assets for the six months ended June 30, 2018 included in this report as Exhibit 99.2.

Below is the unaudited pro forma condensed combined financial information and related notes thereto which give effect to the Sabalo Transaction, the Shad Transaction, the Bakken Sale and the Bold Transaction. The following unaudited pro forma condensed combined balance sheet sets forth pro forma adjustments giving effect to the Sabalo Transaction and the Shad Transaction as if such transactions had been completed on June 30, 2018. The following unaudited pro forma condensed combined statements of operations set forth pro forma adjustments giving effect to the Sabalo Transaction, the Shad Transaction, the Bakken Sale and the Bold Transaction as if such transactions had been completed on January 1, 2017, the beginning of the earliest period presented, for purposes of the unaudited pro forma condensed combined statement of operations. The pro forma adjustments made are (1) directly attributable to the Sabalo Transaction, the Shad Transaction, the Bakken Sale and the Bold Transaction, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed combined balance sheet as of June 30, 2018 has been derived from:

•	the unaudited historical condensed consolidated balance sheet of Earthstone as of June 30, 2018;

•	the unaudited historical cost of the Sabalo Assets to be acquired; and

•	the unaudited value of the agreed upon consideration to be paid for the Shad Assets to be acquired plus transaction costs.
The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2018 has been derived from:

•	the unaudited historical consolidated statement of operations of Earthstone for the six months ended June 30, 2018;

•	the unaudited interim statement of revenues and direct operating expenses of the Sabalo Assets for the six months ended June 30, 2018; and

•	the unaudited interim statement of revenues and direct operating expenses of the Shad Assets for the six months ended June 30, 2018.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 has been derived from:

•	the audited historical consolidated statement of operations of Earthstone for the year ended December 31, 2017;

•	the unaudited historical consolidated statement of operations of Bold for the period January 1, 2017 through May 8, 2017;

•	the audited statement of revenues and direct operating expenses of the Sabalo Assets for the year ended December 31, 2017; and

•	the audited statement of revenues and direct operating expenses of the Shad Assets for the year ended December 31, 2017.

EARTHSTONE ENERGY, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2018
(In thousands, except share and per share amounts)

ASSETS	Earthstone Historical	Sabalo Assets	Notes	Shad Assets	Notes	Pro Forma Adjustments	Notes	Earthstone Pro Forma as Adjusted
Current assets:
Cash	$4,196	$—		$—		$—		$4,196
Accounts receivable:
Oil, natural gas, and natural gas liquids revenues	13,564	—		—		—		13,564
Joint interest billings and other, net of allowance	5,011	—		—		—		5,011
Prepaid expenses and other current assets	2,059	—		—		—		2,059
Total current assets	24,830	—		—		—		24,830

Oil and gas properties, successful efforts method:
Proved properties	681,960	233,497	(a)	171,132	(a)	—		1,086,589
Unproved properties	272,260	97,217	(a)	—		—		369,477
Land (surface rights)	5,382	—		—		—		5,382
Total oil and gas properties	959,602	330,714		171,132		—		1,461,448

Accumulated depreciation, depletion and amortization	(138,313)	(21,384)	(a)	—		—		(159,697)
Net oil and gas properties	821,289	309,330		171,132		—		1,301,751

Other noncurrent assets:
Goodwill	17,620	—		—		—		17,620
Office and other equipment, net of accumulated depreciation	764	—		—		—		764
Other noncurrent assets	1,277	—		—		2,525	(b)	3,802
TOTAL ASSETS	$865,780	$309,330		$171,132		$2,525		$1,348,767
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$12,307	$—		$—		$4,000	(b)	$16,307
Revenues and royalties payable	18,725	3,731	(a)	—		—		22,456
Accrued expenses	18,499	—		—		—		18,499
Advances	18,746	—		—		—		18,746
Derivative liability	14,803	—		—		—		14,803
Total current liabilities	83,080	3,731		—		4,000		90,811

Noncurrent liabilities:
Long-term debt	22,500	—		—		526,901	(b)	549,401

Deferred tax liability	10,461	—		—		—		10,461
Asset retirement obligation	1,834	2,241	(a)	474	(a)	—		4,549
Derivative liability	5,502	—		—		—		5,502
Other noncurrent liabilities	109	—		—		—		109
Total noncurrent liabilities	40,406	2,241		474		526,901		570,022

Mezzanine Equity:
Series A Redeemable Convertible Preferred Stock	—	—		—		212,750	(b)	212,750

Equity:
Preferred stock	—	—		—		—		—
Class A common stock	28	—		—		—		28
Class B common stock	36	—		—		32	(b)	68
Additional paid-in capital	509,381	—		—		(109,144)	(b)	400,237
Accumulated deficit	(218,851)	—		—		—		(218,851)
Total Earthstone Energy, Inc. stockholders’ equity	290,594	—		—		(109,112)		181,482
Noncontrolling interest	451,700	—		—		(157,998)	(b)	293,702
Total equity	742,294	—		—		(267,110)		475,184

TOTAL LIABILITIES, MEZZANINE AND STOCKHOLDERS’ EQUITY	$865,780	$5,972		$474		$476,541		$1,348,767

EARTHSTONE ENERGY, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2018
(In thousands, except share and per share amounts)

	Earthstone Historical	Sabalo Assets Historical	Shad Assets Historical	Pro Forma Adjustments	Notes	Earthstone Pro Forma Combined
REVENUES
Oil	$66,320	$41,793	$20,405	$—		$128,518
Natural gas and Natural gas liquids	11,725	2,792	1,267	—		15,784
Total revenues	78,045	44,585	21,672	—		144,302

OPERATING COSTS AND EXPENSES
Lease operating expense	9,666	12,928	6,355	—		28,949
Severance taxes	3,861	2,153	1,022	—		7,036
Depreciation, depletion and amortization	20,520	—	—	15,159	(h)	35,679
General and administrative expense	13,865	—	—	2,315	(i)	16,180
Accretion of asset retirement obligation	84	—	—	52	(j)	136
Total operating costs and expenses	47,996	15,081	7,377	17,526		87,980

Gain on sale of oil and gas properties	512	—	—	—		512

Income (loss) from operations	30,561	29,504	14,295	(17,526)		56,834

OTHER INCOME (EXPENSE)
Interest expense, net	(1,223)	—	—	(21,159)	(k)	(22,382)
(Loss) gain on derivative contracts, net	(16,125)	—	—	—		(16,125)
Other income (expense), net	397	—	—	—		397
Total other income (expense)	(16,951)	—	—	(21,159)		(38,110)

(Loss) income before income taxes	13,610	29,504	14,295	(38,685)		18,724
Income tax benefit (expense)	53	—	—	(454)	(l)	(401)
Net (loss) income	$13,663	$29,504	$14,295	$(39,139)		$18,323

Net loss attributable to noncontrolling interests	7,692	—	—	3,145	(m)	10,837
Net (loss) income attributable to Earthstone Energy, Inc. common stockholders	$5,971	$29,504	$14,295	$(42,284)		$7,486

Dividends accrued on Series A Redeemable Convertible Preferred Stock	—	—	—	(10,851)	(n)	(10,851)
Net income (loss) available to Earthstone Energy, Inc. common stockholders	$5,971	$29,504	$14,295	$(53,135)		$(3,365)

Net income (loss) per common share:
Basic	$0.21					$(0.07)
Diluted	$0.21					$(0.07)	(p)

Weighted average common shares outstanding:
Basic	27,886,220			18,643,670		46,529,890
Diluted	27,967,421			18,643,670		46,611,091

EARTHSTONE ENERGY, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017
(In thousands, except share and per share amounts)

	Earthstone Historical	Bold Historical	Bold Pro Forma Adj	Notes	Bakken Sale Adj	Notes	Earthstone Pro Forma Results adjusted for Bold & Bakken	Sabalo Assets Historical	Shad Assets Historical	Sabalo and Shad Assets Pro Forma Adj	Notes	Earthstone Pro Forma Combined
REVENUES
Oil	$88,536	$23,183	$—		$(6,992)	(u)	$104,727	$27,059	$1,718	$—		$133,504
Natural gas and Natural gas liquids	19,542	3,607	—		(1,037)	(u)	22,112	2,582	75	—		24,769
Total revenues	108,078	26,790	—		(8,029)		126,839	29,641	1,793	—		158,273

OPERATING COSTS AND EXPENSES
Lease operating expense	19,658	1,920	—		(3,027)	(u)	18,551	12,075	395	—		31,021
Severance taxes	6,060	1,335	—		(694)	(u)	6,701	1,411	84	—		8,196
Impairment expense	72,191	800	—		—		72,991	—	—	—		72,991
Depreciation, depletion and amortization	36,915	7,271	(1,918)	(q)	(2,812)	(v)	39,456	—	—	7,146	(h)	46,602
General and administrative expense	27,067	2,383	—		(753)	(w)	28,697	—	—	4,737	(i)	33,434
Transaction costs	4,732	—	(4,567)	(r)	—		165	—	—	—		165
Accretion of asset retirement obligation	434	—	—		(100)	(j)	334	—	—	101	(j)	435
Exploration expense	1	—	—		(1)	(u)	—	—	—	—		—
Total operating costs and expenses	167,058	13,709	(6,485)		(7,387)		166,895	13,486	479	11,984		192,844

Gain on sale of oil and gas properties	9,105	—	—		(865)		8,240	—	—	—		8,240

Income (loss) from operations	(49,875)	13,081	6,485		(1,507)		(31,816)	16,155	1,314	(11,984)		(26,331)

OTHER INCOME (EXPENSE)
Interest expense, net	(2,699)	(712)	—		940	(x)	(2,471)	—	—	(42,318)	(k)	(44,789)
Write-off of deferred financing costs	(526)	—	—		—		(526)	—	—	—		(526)
Gain on derivative contracts, net	(7,986)	—	—		—		(7,986)	—	—	—		(7,986)
Other income (expense) , net	(20)	—	—		—		(20)	—	—	—		(20)
Total other income (expense)	(11,231)	(712)	—		940		(11,003)	—	—	(42,318)		(53,321)

(Loss) income before income taxes	(61,106)	12,369	6,485		(567)		(42,819)	16,155	1,314	(54,302)		(79,652)
Income tax benefit (expense)	16,373	—	(7,529)	(s)	—	(o)	8,844	—	—	752	(l)	9,596
Net (loss) income	$(44,733)	$12,369	$(1,044)		$(567)		$(33,975)	$16,155	$1,314	$(53,550)		$(70,056)

Net loss attributable to noncontrolling interests	(32,219)	—	11,151	(m)	(335)	(m)	(21,403)	—	—	(20,031)	(m)	(41,434)

Net (loss) income attributable to Earthstone Energy, Inc. common stockholders	$(12,514)	$12,369	$(12,195)		$(232)	$(12,572)	$16,155	$1,314	$(33,519)		$(28,622)

Dividends accrued on Series A Redeemable Convertible Preferred Stock	—	—	—		—	—	—	—	(20,343)	(n)	(20,343)
Net income (loss) available to Earthstone Energy, Inc. common stockholders	$(12,514)	$12,369	$(12,195)		$(232)	$(12,572)	$16,155	$1,314	$(53,862)		$(48,965)

Net income (loss) per common share:
Basic	$(0.53)					$(0.53)					$(1.16)
Diluted	$(0.53)					$(0.53)					$(1.16)	(p)

Weighted average common shares outstanding:
Basic	23,589,973		150,000	(t)		23,739,973			18,643,670		42,383,643
Diluted	23,589,973		150,000	(t)		23,739,973			18,643,670		42,383,643

EARTHSTONE ENERGY, INC.
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

These pro forma condensed combined financial statements are prepared under the assumption that the Sabalo Transaction is a business combination of entities under common control, with Earthstone identified as the accounting acquiror, and the Shad Transaction is an acquisition of assets. Financial Accounting Standards Board (“FASB”)’s Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), requires, among other things, that a business combination under common control will include recording the Sabalo Assets on Earthstone’s books at historical cost, retrospectively, similar to the manner in which a pooling-of-interest was accounted formerly for under APB 16, Business Combinations. The amount of consideration paid in excess of the amounts recorded on Earthstone’s balance sheet will be recognized in equity in Earthstone’s consolidated balance sheet, and, hence, no Goodwill will be recorded related to the Sabalo Transaction. ASC 805 requires, among other things, that in an acquisition of assets, the assets are recognized in the acquiror's balance sheet at the value of the consideration transferred, including costs directly related to the transaction, measured at the closing date of the acquisition, which may be different than the amount of consideration assumed in this unaudited pro forma condensed combined financial information.

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Sabalo Transaction, the Shad Transaction, the Bakken Sale and the Bold Transaction, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations expected to have a continuing impact on the consolidated results following the Sabalo Transaction and the Shad Transaction. The pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions that Earthstone believes are reasonable; however, actual results may differ from those reflected in these statements. The unaudited pro forma condensed combined statements do not purport to represent what Earthstone’s financial position or results of operations would have been if the Sabalo Transaction, the Shad Transaction, the Bakken Sale and the Bold Transaction had occurred on the dates indicated above, nor are they indicative of Earthstone’s future financial position or results of operations. Certain information normally included in financial statements and the accompanying notes prepared has been condensed or omitted. These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and related notes of Earthstone, the Sabalo Assets, the Shad Assets and Bold for the periods presented.

Note 2. Accounting Policies and Presentation

The unaudited pro forma condensed combined balance sheet as of June 30, 2018 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2018 and the year ended December 31, 2017 have been compiled in a manner consistent with the accounting policies adopted by Earthstone. Certain reclassifications and adjustments have been made to Bold’s historical financial information presented herein to conform to Earthstone’s historical presentation.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The following adjustments were made in the preparation of the unaudited pro forma condensed combined balance sheet:

(a)
To record the estimated historical cost for the Sabalo Transaction and the value of the consideration transferred, including costs directly related to the transaction, and measured at the closing date of the acquisition, for the Shad Transaction:

(in thousands)	Sabalo Assets	Shad Assets	Total
Proved properties (1)	$—	$171,132	$171,132
Proved properties	233,497		233,497
Unproved properties	97,217	—	97,217
Accumulated depreciation, depletion and amortization	(21,384)	—	(21,384)
Revenues and royalties payable (2)	(3,731)	—	(3,731)
Asset retirement obligation	(2,241)	(474)	(2,715)
Net assets to be acquired in transactions	$303,358	$170,658	$474,016
(1) Includes the $170.0 million purchase price paid, $0.658 million of estimated transaction costs, and $0.474 million of assumed asset retirement obligations.
(2) Relates to certain liability accounts held in suspense estimated to be assumed in connection with the Sabalo Transaction.

(b)
A reconciliation of the pro forma adjustments recorded in connection with the closing of the Sabalo Transaction and the Shad Transaction to the balance sheet, reflecting the financing arrangements, as well as the estimated impact to equity:

(in thousands)	Class B Common Stock Issued To Seller	Series A Redeemable Convertible Preferred Stock Issuance	Issuance of High Yield Debt	Draw on Credit Facility		Total
Detail of proceeds:

Gross cash	$300,000	$225,000	$500,000	$42,651		$1,067,651
Issuance costs	—	(12,250)	(15,750)	—		(28,000)
Net cash proceeds to finance transactions	$300,000	$212,750	$484,250	$42,651		$1,039,651	(1)

Shares assumed issued	32,316

Balance sheet impact of transactions:
Net assets to be acquired in transactions						$474,016
Other noncurrent assets (2)						2,525
Accounts payable (3)						(4,000)
Long-term debt			(484,250)	(42,651)		(526,901)
Series A Redeemable Convertible Preferred Stock		(212,750)				(212,750)
Class B common stock, par $0.001	(32)					(32)
Amount to be allocated to equity						$(267,142)

Allocation to equity:
Additional paid-in capital				40.9%	(4)	(109,144)
Noncontrolling interest				59.1%	(4)	(157,998)
						$(267,142)

(1) Reflects the estimated purchase price of $780 million for the Sabalo Transaction and the purchase price of $170 million for the Shad Transaction, as well as currently estimated purchase price adjustments of $85.7 million and $4.0 million in estimated transaction costs.

(2) Reflects estimated deferred financing costs resulting from an amendment to Earthstone's revolving credit agreement that is expected to be executed in relation to the closing of the Sabalo Transaction and the Shad Transaction.

(3) Reflects transaction costs directly related to the Sabalo Transaction.
(4) Reflects the estimated ownership by Earthstone of 40.9% and that of the noncontrolling interest of 59.1% upon closing of the Sabalo Transaction and the Shad Transaction.

Note 4. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

The following adjustments were made in the preparation of the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2018 and the year ended December 31, 2017:

(h)	Adjustments to reflect the estimated depreciation, depletion, and amortization expense that would have been recorded in the period presented with respect to the Sabalo Assets and the Shad Assets.

(i)	Adjustments to reflect the historical general and administrative expense that would have been recorded in the period presented with respect to the Sabalo Assets.

(j)
Adjustments to reflect the estimated Accretion of asset retirement obligation that would have been recorded in the period presented if all transactions adjusted herein had been recorded on January 1, 2017.

(k)
Adjustments to reflect the estimated Interest expense, which includes amortization of deferred financing costs, that would have been recorded in the period presented with respect to the financing arrangements related to the purchase of the Sabalo Assets and the Shad Assets as described in (b) above, which assumes an 8.00% interest rate for high yield debt amounts assumed outstanding and 3.82% interest rate for the assumed increase in credit facility amounts outstanding.

(l)
Adjustments to reflect the estimated incremental Income tax benefit (expense) that would have been recorded in the period presented if the Sabalo Assets and the Shad Assets had been acquired on January 1, 2017.

(m)
Adjustments to reflect the estimated Net loss (income) attributable to noncontrolling interests that would have been recorded in the period presented if all transactions adjusted herein had been recorded on January 1, 2017 based on the estimated ownership described in (b).

(n)
Adjustments to reflect the dividends accrued on Series A Redeemable Convertible Preferred Stock that would have been recorded in the period presented if the Sabalo Assets and the Shad Assets had been acquired on January 1, 2017 under the assumption that no cash dividends will be paid through the period that election is available under the current form of the certificate of designations, using an 8.75% dividend rate.

(o)	Income tax benefit associated with the Bakken assets has a full valuation allowance recorded against it.

(p)
No dilutive effects have been presented related to the net loss per share for the period as the calculation would require Cash dividends and dividends accrued on Series A Redeemable Convertible Preferred Stock for the period to be added back to Net income (loss) available to Earthstone Energy, Inc. common stockholders, resulting in an anti-dilutive effect.

(q)
Adjustments to reflect the decreased depreciation, depletion, and amortization expense that would have been recorded had the Bold Transaction occurred on January 1, 2017 and the properties were adjusted to estimated fair value.

(r)
Adjustments to reflect the elimination of non-recurring transaction costs for the year ended December 31, 2017 that were directly related to the Bold Transaction and are not expected to have a continuing impact.

(s)
To adjust the $7.5 million benefit resulting from a change in assessment of the realization of its net deferred tax assets due to the deferred tax liability that was recorded with respect to its investment in EEH as part of the Bold Transaction.

(t)	Adjustment to reflect 150,000 shares of Class A Common Stock issued to certain employees of Bold pursuant to the Bold Contribution Agreement.

(u)	Eliminates the revenues and direct operating expenses of the divested properties in the Bakken Sale.

(v)	Reflects the reduction in depreciation, depletion and amortization resulting from excluding the divested properties in the Bakken Sale.

(w)	Eliminates the general and administrative costs associated with the office and personnel whose sole purpose was to support the operations of the Bakken assets.

(x)	Reduces interest expense resulting from applying the net proceeds as repayment of amounts outstanding under the Credit Agreement.

Note 5. Supplemental Unaudited Pro Forma Combined Oil, Natural Gas and Natural Gas Liquids Reserves and Standardized Measure Information

The following table sets forth information with respect to the historical and pro forma combined estimated oil, natural gas and natural gas liquids, or NGLs, reserves as of December 31, 2017 for Earthstone, the Sabalo Assets and the Shad Assets. The reserve data of Earthstone, the Sabalo Assets and the Shad Assets presented below was derived from independent engineering reports of each company. Cawley Gillespie & Associates, Inc. (“CG&A”) prepared the Earthstone reserve estimates as of December 31, 2017 and W.D. Von Gonten & Co. prepared the reserve estimates of the Sabalo Assets and the Shad Assets as of December 31, 2017. Future exploration, exploitation and development expenditures, as well as future commodity prices and service costs, will affect the quantity of reserve volumes. The reserve estimates shown below were determined using the average first day of the month price for each of the preceding 12 months for oil, natural gas and natural gas liquids for the year ended December 31, 2017 for Earthstone, the Sabalo Assets and the Shad Assets.

	As of the Year Ended December 31, 2017
	Earthstone (2)	Sabalo Assets	Shad Assets	Pro Forma Combined
Estimated Proved Reserves:
Oil (MBbl)	47,327	9,213	3,265	59,805
Natural Gas (MMcf)	91,088	7,016	2,515	100,619
Natural Gas Liquids (MBbl)	17,468	1,811	649	19,928
Total (MBOE) (1)	79,976	12,193	4,333	96,502
Estimated Proved Developed Reserves:
Oil (MBbl)	11,949	3,602	615	16,166
Natural Gas (MMcf)	23,336	2,458	405	26,199
Natural Gas Liquids (MBbl)	4,123	635	105	4,863
Total (MBOE) (1)	19,961	4,646	787	25,394
Estimated Proved Undeveloped Reserves:
Oil (MBbl)	35,378	5,611	2,650	43,639
Natural Gas (MMcf)	67,752	4,558	2,110	74,420
Natural Gas Liquids (MBbl)	13,345	1,176	544	15,065
Total (MBOE) (1)	60,015	7,547	3,546	71,108
(1) Assumes a ratio of 6 Mcf of natural gas per barrel of oil.
(2) As of December 31, 2017, holders of Earthstone Class B common stock owned a non-controlling indirect interest of 56.7% of the estimated proved reserves.

The following table sets forth summary information with respect to historical and pro forma combined oil, natural gas and natural gas liquids production for the year ended December 31, 2017 for Earthstone, the Sabalo Assets and the Shad Assets. The Earthstone oil, natural gas and natural gas liquids production data presented below was derived from Earthstone’s Annual Report on Form 10-K for the year ended December 31, 2017. The oil, natural gas and natural gas liquids production data of the Sabalo Assets presented below was derived from the supplemental oil and gas reserve information (unaudited) included in notes to the audited statements of revenues and direct operating expenses of the Sabalo Assets for the years ended December 31, 2017 and 2016. The oil, natural gas and natural gas liquids production data of the Shad Assets presented below was derived from the supplemental oil and gas reserve information (unaudited) included in notes to the audited statements of revenues and direct operating expenses of the Shad Assets for the years ended December 31, 2017 and 2016.

	As of the Year Ended December 31, 2017
	Earthstone (2)	Sabalo Assets	Shad Assets	Pro Forma Combined
Oil (MBbl)	1,828	562	31	2,421
Natural Gas (MMcf)	3,260	262	7	3,529
Natural Gas Liquids (MBbl)	500	57	2	559
Total (MBOE) (1)	2,872	663	34	3,569
(1) Assumes a ratio of 6 Mcf of natural gas per barrel of oil.
(2) As of December 31, 2017, holders of Earthstone Class B common stock owned a non-controlling indirect interest of 56.7% of the estimated proved reserves.

The following unaudited pro forma estimated discounted future net cash flows reflect Earthstone, the Sabalo Assets and the Shad Assets as of December 31, 2017. The unaudited pro forma standardized measure of discounted future net cash flows are as follows (in thousands):

	As of the Year Ended December 31, 2017
	Earthstone (1)	Sabalo Assets	Shad Assets	Pro Forma Combined
Future cash inflows	$2,948,989	$524,424	$186,127	$3,659,540
Future production costs	(757,716)	(124,198)	(45,689)	(927,603)
Future development costs	(677,093)	(93,298)	(47,409)	(817,800)
Future income tax expense	(33,644)	—	—	(33,644)
Future net cash flows	1,480,536	306,928	93,029	1,880,493
10% annual discount for estimated timing of cash flows	(887,836)	(160,613)	(52,761)	(1,101,210)
Standardized measure of discounted future net cash flows	$592,700	$146,315	$40,268	$779,283
(1) As of December 31, 2017, holders of Earthstone Class B common stock owned a non-controlling indirect interest of 56.7% of the estimated proved reserves.

The following is an unaudited summary of changes in pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves. The unaudited summary of changes in pro forma standardized measure of discounted future net cash flows is as follows (in thousands):

	As of the Year Ended December 31, 2017
	Earthstone (1)	Sabalo Assets	Shad Assets	Pro Forma Combined
Beginning of year	$85,883	$3,590	$—	$89,473
Sales of oil and gas produced, net of production costs	(81,926)	(16,155)	(1,314)	(99,395)
Sales of minerals in place	(15,553)	—	—	(15,553)
Net changes in prices and production costs	155,629	419	—	156,048
Extensions, discoveries, and improved recoveries	201,801	160,604	41,582	403,987
Changes in income taxes, net	(5,941)	—	—	(5,941)
Previously estimated development costs incurred during the period	76,447	107	—	76,554
Net changes in future development costs	(168,940)	—	—	(168,940)
Purchases of minerals in place	244,785	—	—	244,785
Revisions of previous quantity estimates	68,705	(2,386)	—	66,319
Accretion of discount	28,985	136	—	29,121
Changes in timing of estimated cash flows and other	2,825	—	—	2,825
End of year	$592,700	$146,315	$40,268	$779,283
(1) As of December 31, 2017, holders of our Class B common stock owned a non-controlling indirect interest of 56.7% of the estimated proved reserves.